Southern China Livestock Inc.
88 Guihuayuan, Guanjingcheng
Yujiang, Yingtan City, Jiangxi Province
People’s Republic of China

March 18, 2011

Via EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attention: Ms. Lauren Nguyen

Re:           Southern China Livestock, Inc.
                 Schedule 14C Information Statement
                 Filed March 2, 2011
                 File No. 000-52868

Dear Ms. Nguyen:

In response to your oral comments given by phone on March 8, 2011 regarding the above referenced filing, we have amended our Preliminary 14C to disclose as follows:

1. Purpose of the reverse split

The reverse split was requested by the proposed managing underwriter of our proposed initial public offering.  We have included language to reflect the primary purpose of the reverse split, which is to increase the potential market value per share and give us flexibility in pricing our proposed initial public offering in a manner which we hope would make our common stock a more attractive investment to institutional investors.  However, we cannot assure you that the potential market price will be increased as a result of the reverse split.

2. Is the number of authorized shares resulting from the proposed amendment to our certificate of incorporation related to the reverse split?

The number of authorized shares of preferred stock and common stock is not related to the reverse split.  We believe that our present authorized capital stock, which consists of 50,000,000 shares of preferred stock and 200,000,000 shares of common stock, is significantly greater than our anticipated needs.

Please feel free to contact us if you have any further questions.

Sincerely,

__________________
Luping Pan
President and CEO